================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------
                                   SCHEDULE TO
                                 AMENDMENT NO. 6

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         SYBRON DENTAL SPECIALTIES, INC.
                            (Name of Subject Company)

                               DANAHER CORPORATION
                             SMILE ACQUISITION CORP.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    871142105
                      (CUSIP Number of Class of Securities)

                                 Daniel L. Comas
              Executive Vice President and Chief Financial Officer
                               Danaher Corporation
                          2099 Pennsylvania Avenue, NW
                                   12th Floor
                             Washington, D.C. 20006
                                 (202) 828-0850
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   -Copies to-
                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000
                                   -----------

                            CALCULATION OF FILING FEE


       Transaction Valuation                Amount of Filing Fee
------------------------------------- ----------------------------------
           2,046,908,434*                         $219,019*
------------------------------------- ----------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the filing fee is described on the cover page to the Schedule TO filed on April 18, 2006.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       Amount Previously Paid: $219,019        Filing Party: Danaher Corporation
       Form or Registration No.: Schedule TO   Date Filed: April 18, 2006
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
================================================================================

        This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO, as amended, (the "SCHEDULE TO"), originally filed with the Securities and Exchange Commission on April 18, 2006 and as amended and supplemented by Amendment No. 1 on April 21, 2006, Amendment No. 2 on April 26, 2006, Amendment No. 3 on May 3, 2006, Amendment No. 4 on May 8, 2006 and Amendment No. 5 on May 11, 2006, by Danaher Corporation ("DANAHER"), a Delaware corporation, and Smile Acquisition Corp. ("PURCHASER"), a Delaware corporation and an indirect wholly owned subsidiary of Danaher. The Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "SHARES"), of Sybron Dental Specialties, Inc., a Delaware corporation ("SYBRON"), for $47.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2006 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as exhibits
(a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

        The Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

        The Offer expired at 12:00 Midnight, New York City time, on Monday, May 15, 2006. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 12:00 Midnight, New York City time, March 15, 2006, approximately 34,044,814 Shares were tendered pursuant to the Offer and not withdrawn, including 3,204,796 Shares tendered by notice of guaranteed delivery, which represents approximately 83.95% of all outstanding Shares. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment is expected to be made promptly.

        On May 16, 2006, Danaher and Sybron announced in a press release that Purchaser has commenced a subsequent offering period for all remaining untendered Shares expiring at 12:00 Midnight, New York City time, on Thursday, May 18, 2006, unless further extended. Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. Shares tendered during the subsequent offering period may not be withdrawn. Danaher and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. The full text of the press release issued by Danaher and Sybron is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference.

ITEM 12.  EXHIBITS

        Item 12 of the Schedule TO is hereby amended by adding thereto the following:

        (a)(5)(G) Text of press release issued by Danaher and Sybron dated May 16, 2006.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2006

                                  DANAHER CORPORATION


                                  By:   /s/ Daniel L. Comas
                                        ----------------------------------------
                                        Name:   Daniel L. Comas
                                        Title:  Executive Vice President
                                                and Chief Financial Officer


                                  SMILE ACQUISITION CORP.


                                  By:   /s/ Daniel L. Comas
                                        ----------------------------------------
                                        Name:   Daniel L. Comas
                                        Title:  President

                                  EXHIBIT INDEX



*(a)(1)(A)        Offer to Purchase, dated April 18, 2006.

*(a)(1)(B)        Form of Letter of Transmittal.

*(a)(1)(C)        Form of Notice of Guaranteed Delivery.

*(a)(1)(D)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

*(a)(1)(E)        Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

(a)(2)            Not applicable.

(a)(3)            Not applicable.

(a)(4)            Not applicable.

*(a)(5)(A)        Text of press release issued by Danaher dated April 12, 2006.

*(a)(5)(B)        Form of summary advertisement dated April 18, 2006.

*(a)(5)(C)        Excerpt from transcript of Danaher's first quarter 2006
                  earnings call, dated April 20, 2006.

*(a)(5)(D)        Text of press release issued by Danaher dated May 3, 2006.

*(a)(5)(E)        Text of press release issued by Danaher and Sybron dated May
                  5, 2006.

*(a)(5)(F)        Text of press release issued by Danaher dated May 11, 2006.

(a)(5)(G)         Text of press release issued by Danaher and Sybron dated May
                  16, 2006.

*(a)(6)(A)        Complaint titled Dolphin Limited Partnership I, L.P. et al. v.
                  Sybron Dental Specialties, Inc. et al., filed on April 24,
                  2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082.

*(a)(6)(B)        Memorandum of Understanding, dated May 5, 2006.

*(b)(1) Credit Agreement, dated as of April 25, 2006, among Danaher Corporation and Bank of America, N.A., et al.

*(b)(2) Commitment letter with respect to a US$700,000,000 364 Day Revolving Credit Facility for Danaher Corporation, dated April 11, 2006, by UBS Loan Finance LLC.

*(b)(3) Commercial Paper Dealer Agreement between Danaher Corporation, as Issuer, and Goldman, Sachs & Co., as Dealer, dated May 5, 2006 (filed as Exhibit 10.1 to the Form 8-K filed by Danaher with the SEC on May 11, 2006 and incorporated herein by reference).

*(b)(4) Commercial Paper Issuing and Paying Agent Agreement by and between Danaher Corporation and Deutsche Bank Trust Company Americas, dated May 5, 2006 (filed as Exhibit 10.2 to the Form 8-K filed by Danaher with the SEC on May 11, 2006 and incorporated herein by reference).

*(b)(5) Dealer Agreement between Danaher European Finance S.A., as Issuer, Danaher Corporation, as Guarantor, and Lehman Brothers International (Europe), as Dealer and Arranger, dated May 8, 2006 (filed as Exhibit 10.3 to the Form 8-K filed by Danaher with the SEC on May 11, 2006 and incorporated herein by reference).

*(b)(6) Issuing and Paying Agency Agreement among Danaher European Finance S.A., Danaher Corporation and Deutsche Bank AG, London Branch dated May 8, 2006 (filed as Exhibit 10.4 to the Form 8-K filed by Danaher with the SEC on May 11, 2006 and incorporated herein by reference).

*(b)(7) Credit Agreement, dated as of May 9, 2006, among the lenders referred to therein, UBS Securities LLC, as Syndication Agent, Documentation Agent, Lead Arranger and Book Manager, and UBS AG, Stamford Branch, as Administrative Agent (filed as Exhibit
                  10.5 to the Form 8-K filed by Danaher with the SEC on May 11, 2006 and incorporated herein by reference).

*(d)(1) Agreement and Plan of Merger, dated as of April 12, 2006, between Danaher, the Purchaser and Sybron.

*(d)(2) Confidentiality Agreement, dated as of March 13, 2006, between Danaher and Sybron.

(g)               None.

(h)               Not applicable.

------------------------

* Previously filed.